SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Section 13 and 15(d) of the Securities Exchange Act of 1934.
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                          Commission File Number 1-4385
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                         Dunes Hotels and Casinos, Inc.
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             (Exact name of registrant as specified in its charter)
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                              46735 County Road 32B
                                  P.O. Box 130
                             Davis, California 95617
                                 (530) 753-4890
    (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

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                          Common Stock, $0.50 par value
      Series B, $7.50 Cumulative Preferred Stock, $.50 par value (Title of each class of securities covered by this Form)
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                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]       Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)     [X]       Rule 12h-3(b)(1)(i)      [ ]
     Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)      [ ]

     Approximate number of holders of record as of the certification or notice date: 436 holders of Common Stock and 98 holders of Series B, $7.50 Cumulative Preferred Stock.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dunes Hotels and Casinos, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2002               Dunes Hotels and Casinos, Inc.


                                    By:  -/s/ Steve K. Miller----
                                        --------------------------
                                    Name: Steve K. Miller
                                    Title: President